Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

November 16, 2020

Re:	Registration Statement on Form F-6

filed on behalf of Yatsen Holding Ltd

CIK: 0001819580

Request for Acceleration

Ladies and Gentlemen:

Deutsche Bank Trust Company Americas, as Depositary for securities against which American Depositary Receipts are to be issued, pursuant to Section 8(a) of the Securities Act of 1933, as amended, hereby requests the acceleration of the effectiveness date of the above referenced registration statement by the Securities and Exchange Commission to 4:00pm (Eastern time) on November 18, 2020, or as soon thereafter as practicable.

Very truly yours,

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

By:	/s/ Michael Curran
Name:	Michael Curran
Title:	Vice President